UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Numbers:
001-31880;
333-261001; 333-261005; 333-261005-02; 333-261005-03; 333-261005-01
333-224038; 333-224038-06; 333-224038-05; 333-224038-01

YAMANA GOLD INC.
Jacobina Mineracao e Comercio Ltda.
Minera Meridian Limitada
Minera Florida Limitada
Yamana Santa Cruz Holdings B.V.

(Exact name of registrant as specified in its charter)

Royal Bank Plaza, North Tower|
200 Bay Street, Suite 2200

Toronto, Ontario
Canada M5J 2J3

(416) 815-0220

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares of Yamana Gold Inc., no par value
4.625% Senior Notes due 2027
Guarantees of 4.625% Senior Notes due 2027
2.630% Senior Notes due 2031
Guarantees of 2.630% Senior Notes due 2031
(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒

Rule 12g-4(a)(2)	☐

Rule 15d-6	☐

Rule 12h-3(b)(1)(i)	☒

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Shares of Yamana Gold Inc.: One (1) *

4.625% Senior Notes due 2027 and related Guarantees: 37 **
2.630% Senior Notes due 2031 and related Guarantees: 47 **

* Effective March 31, 2023, the Registrant, Pan American Silver Corp. (“Pan American”) and Agnico Eagle Mines Limited (“Agnico”) completed a court-approved statutory plan of arrangement under the Canada Business Corporations Act pursuant to which Pan American acquired all of the issued and outstanding shares of the Registrant.

** Effective April 14, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, Yamana Gold Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Yamana Gold Inc.

Date: April 20, 2023	By:	/s/ Christopher Lemon
Name: Christopher Lemon
Title: President and Director

Jacobina Mineracao e Comercio Ltda.

By:	/s/ Carolina Sampaio Batista
Name: Carolina Sampaio Batista
Title: Director

By:	/s/ Eduardo Bahia Martins Costa
Name: Eduardo Bahia Martins Costa
Title: Finance Director

Minera Meridian Limitada

By:	/s/ Cristóbal Correa Echevarría
Name: Cristóbal Correa Echevarría
Title: Authorized Signatory

Minera Florida Limitada

By:	/s/ Cristóbal Correa Echevarría
Name: Cristóbal Correa Echevarría
Title: Authorized Signatory

Yamana Santa Cruz Holdings B.V.

By:	/s/ Christopher Lemon
Name: Christopher Lemon
Title: Director A

By:	/s/ M.F.A. van Schijndel
Name: M.F.A. van Schijndel
Title: Director B